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                                                                     EXHIBIT D-2

                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                           AT RICHMOND, JUNE 29, 1998


JOINT APPLICATION OF

DELMARVA POWER & LIGHT COMPANY,         CASE NO.     PUA970040
CONECTIV, INC.,
ATLANTIC CITY ELECTRIC COMPANY, and
SOON-TO-BE-FORMED MUTUAL SERVICE COMPANY

For approval of transactions under
Chapter 4 of Title 56 of the Code
of Virginia

                        ORDER GRANTING RECONSIDERATION,
                         IN PART, AND MODIFYING ORDER

         In its June 18, 1998 Order Granting Approval, the Commission approved, subject to certain conditions, the supplemental application heretofore filed by Delmarva Power & Light Company ("Delmarva") and other applicants (collectively, the "Applicants").

         On June 26, 1998, counsel for the Applicants filed a petition requesting reconsideration (the "Petition") and modification of some of those conditions, as detailed in Attachment A to the Petition. The Applicants state that such modifications are necessary as "some of the conditions . . . could be interpreted in a way that would inhibit full realization of cost savings anticipated to be achieved by use of the service company." Petition at 2. The Applicants request, among other things, that the Order be clarified to reflect that "interim and incidental services referred to on page 4 of the Order are also approved." The Applicants also request that Ordering Paragraph (7) be modified to reflect Conectiv Resource Partners as a "regulated affiliate"(1), and that Ordering

--------------------
(1) Conectiv Resource Partners is subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.

Paragraph (10 ) be modified to approve the lease of real and personal property by Delmarva to Conectiv Resource Partners for use only by that entity.

         NOW THE COMMISSION, having considered the Applicants petition, is of the opinion that the Applicants concerns should be addressed, although in a way different than proposed in Attachment A. Consequently, we will grant reconsideration, in part, and modify our Order of June 18, 1998, as specified below. Accordingly,

         IT IS ORDERED THAT:

         (1) The Applicant's Petition for Reconsideration be, and hereby, is granted, in part.

         (2) Ordering Paragraph (1) of our Order of June 18, 1998, shall be modified as follows:

                 Pursuant to Section 56-77 of the Code of Virginia, Delmarva Power & Light Company is hereby authorized to enter into a service agreement with the soon-to-be-formed mutual service company (tentatively named "Conectiv Resource Partners") and provide the interim and incidental services described in the Supplemental Application, subject to the terms and conditions described herein.

         (3) Ordering Paragraph (7) of our Order dated June 18, 1998, shall be modified as follows:


                          Where services are not tariffed, to ensure that the
                 service agreement continues to be in the public interest, Delmarva Power & Light Company shall price services that it provides, directly or indirectly, to non-regulated affiliates at the greater of market or cost, plus a reasonable return, and services it receives from a non-regulated affiliate shall be priced at the lower of market or cost, plus a reasonable return. Services provided to Delmarva Power & Light Company by Conectiv Resource Partners and any other regulated affiliate and services received by a regulated affiliate from Delmarva Power & Light Company shall be priced at cost.
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         (4)     Ordering Paragraph (10) of our Order dated June 18, 1998,
shall be modified as follows:


                          Delmarva Power & Light Company may lease, after the
                 Merger, real and personal property to Conectiv Resource Partners or a property management company affiliated with Conectiv, Inc., for use only by Conectiv Resource Partners. The pricing provisions of any such lease shall be based on not less than the net book value of the property being leased, and shall otherwise reflect Delmarva Power & Light Company's actual costs.

         (5) Delmarva Power & Light Company shall file with the Commission's Director of Public Utility Accounting a copy of any lease agreement regarding real or personal property entered into between itself and Conectiv Resource Partners or itself and the property management company referenced herein; such agreement shall be filed within thirty(30) days of the date of execution and shall include documentation detailing the calculation of the lease fee.

         (6) Delmarva Power & Light Company shall file with the Commission's Director of Public Utility Accounting a list of all real and personal property leased to Conectiv Resource Partners or to the property management company referenced herein; such filing shall be made within sixty
(60) days after the effective date of the lease and shall include (a) the date each asset was required by Delmarva, (b) the original cost of each asset, and
(c) the net book value of each asset.

         (7) All other provisions of our June 18, 1998 Order shall remain in full force and effect.

         (8) This matter shall be continued until further order of the Commission.

         AN ATTESTED COPY hereof shall be sent by the Applicant, c/o Mr. Peter
F. Clark, General Counsel, Delmarva Power & Light Company, 800 King Street,
P.O. Box 231, Wilmington, DE   19899; Guy T. Tripp, III, Esquire, Hunton &
Williams, Riverfront Plaza, East
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Tower, 951 East Byrd Street, Richmond, VA 23219-4073; and the Commission's
Divisions of Public Utility Accounting and Economics and Finance.


                                      /s/ William T. Bridge
                                          Clerk of the
                                State Corporation Commission
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                            COMMONWEALTH OF VIRGINIA
                          STATE CORPORATION COMMISSION



                                        AT RICHMOND, JUNE 18, 1998

JOINT APPLICATION OF                           CASE NO.  PUA970040


DELMARVA POWER AND LIGHT COMPANY,
CONECTIV, INC., ATLANTIC CITY ELECTRIC COMPANY, AND
A SOON-TO-BE-FORMED MUTUAL SERVICE COMPANY

For approval of transactions under Chapter 4 of Title 56 of the Code of Virginia

                            ORDER GRANTING APPROVAL

         On December 23, 1997, Delmarva Power & Light Company ("Delmarva," "Company"), Conectiv, Inc. ("Conectiv"), and Atlantic City Electric Company ("Atlantic Electric"), filed a supplemental application providing information about, and seeking approval of merger-related transactions, including the operation of the soon-to-be-formed mutual service company ("Conectiv Resource Partners")(2) (hereafter referred to as the "Applicants"). The Applicants request approval, pursuant to Section 56-77 of the Code of Virginia, of proposed contracts or arrangements by which: (1) Conectiv Resource Partners will provide various services to Delmarva and to other Conectiv System companies after the merger; (2) Delmarva and Atlantic Electric may, on an interim or incidental basis, provide services to each other or other affiliates after the merger; (3) the System Money Pool will operate; (4) Delmarva may issue Securities authorized by Commission Order entered May 23, 1997, in Case No. PUF970008 to Conectiv, and (5) various subsidiaries of Delmarva will be made subsidiaries of Conectiv after the merger.


--------------------------
(2)      Conectiv Resource Partners was formed on January 16, 1998.
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         Delmarva is a corporation organized under the laws of the State of
Delaware and the Commonwealth of Virginia. Delmarva is engaged in the generation, transmission, distribution, and sale of electric energy to approximately 19,000 retail customers and one wholesale customer in Virginia's two Eastern Shore counties. Delmarva's Virginia customers produce approximately 3% of its annual revenues. The remainder of Delmarva's 437,500 residential, commercial, and industrial customers are located in Delaware and ten Eastern Shore counties in Maryland. Delmarva also provides natural gas service to approximately 101,000 customers located in northern New Castle County, Delaware.

         Conectiv is a corporation organized under the laws of the State of Delaware and was formed in mid-1996 in connection with the proposed Merger. After the Merger, Conectiv will own 100% of the outstanding common stock of Delmarva and Atlantic Electric. Conectiv will also be subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 ("PUHCA").

         Atlantic Electric is a corporation organized under the laws of the State of New Jersey. Atlantic Electric is engaged in the generation, transmission, distribution, and sale of electric energy to approximately 473,000 residential, commercial, and industrial customers in the State of New Jersey. Atlantic Electric s principal service territory is the southern one-third of New Jersey and covers all or portions of eight counties.

         Conectiv Resource Partners is a corporation organized pursuant to the laws of the State of Delaware. Conectiv Resource Partners is intended to be a mutual service company, as defined under PUHCA, and is being formed to provide services to Delmarva and other Conectiv entities.

         The Applicants are requesting approval for Conectiv Resource Partners to provide management, administrative, support, and other services to Delmarva and other Conectiv entities
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pursuant to one or more service agreements.  The Applicants state that a major portion of the labor savings from the merger will be achieved through consolidation into Conectiv Resource Partners of numerous activities now performed independently by Delmarva, Atlantic Electric, and other entities.(3) Also, the Applicants state that the Securities and Exchange Commission will have oversight over how Conectiv Resource Partners costs are assigned or allocated to Conectiv System companies.

         Delmarva states it is requesting approval to transfer real and personal property or assign other rights to Conectiv Resource Partners, or to one or more other Conectiv System companies, for use by Conectiv Resource Partners to provide the services described in the service agreement. Delmarva also proposes that all post-Merger transfers or assignments to Conectiv Resource Partners or other Conectiv System companies for use by Conectiv Resource Partners be made at the then current net book value (if any) of such property and not to exceed an aggregate Delmarva system-wide amount of $100 million. The Applicants state that none of the property expected to be transferred or assigned is located in the Commonwealth of Virginia. However, Applicants state there will likely be other proposed real and personal property transfers and assignments in connection with the establishment of the Conectiv System that will be subject in the future to the Affiliates Act.

         In addition, Delmarva and Atlantic Electric are requesting approval to provide interim and incidental services between themselves and other Conectiv System companies during and after the period between the closing of the Merger and when Conectiv Resource Partners actually begins full operations.(4) The Applicants state that the phased start-up of Conectiv Resource Partners is due to the need to (1) establish new benefit plans and employment policies,

--------------------------
(3) Such entities will be directly or indirectly owned by Conectiv after the Merger (the Conectiv System ).
(4)      Expected July 1, 1998.
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procedures, and practices for Conectiv Resource Partners; (2) complete work on systems to be used by Conectiv Resource Partners; and (3) assign Delmarva, Atlantic Electric, and other affiliate employees to the new company.

         Conectiv Resource Partners also is seeking approval to operate a system money pool in which Conectiv System companies will participate (the "System Money Pool"). Through the System Money Pool, temporary surplus funds of Conectiv and other Conectiv System companies would be available for short-term loans to Conectiv System companies (except Conectiv itself). Conectiv System companies would borrow from, and make loans to, the System Money Pool which would be administered at cost by Conectiv Resource Partners acting as agent. Interest expense or income would be charged or credited, as appropriate, to System Money Pool participants monthly based on the daily average investment or borrowing position of each participant.

         Delmarva further requests approval to issue to Conectiv all or part of the aggregate $250 million of secured and unsecured debt securities ("Debt Securities"), preferred stock, and common stock (collectively, the "Securities"), as authorized by Commission Order entered May 23, 1997, in Case No. PUF970008.

         Lastly, Delmarva is requesting approval, after consummation of the Merger(5), to transfer its various direct and indirect non-utility subsidiaries to Conectiv. This proposed change is expected to be accomplished through a dividend of direct subsidiary common stock by Delmarva to Conectiv.

         The Applicants state that the service agreement is a primary means by which Conectiv Resource Partners will realize economies of scale for the Conectiv System. The savings

---------------------------
(5)      The Merger was consummated on March 1, 1998.

associated with achievement of those economies of scale will reduce Delmarva's cost of service for Virginia jurisdictional customers. In addition, the Applicants state that Virginia customers will have the additional protection afforded by the Commission's ability to determine the Virginia ratemaking treatment of costs assigned or otherwise allocated to Delmarva by Conectiv Resource Partners and borne by Delmarva's Virginia jurisdictional customers.

         The proposed service agreement will continue in force until terminated by either party upon no less than ninety (90) days prior written notice to the other party. Also, the service agreement will be subject to termination or modification at any time, without notice, if and to the extent performance may conflict with PUHCA or with any rule, regulation or order of the SEC or any other regulatory body.

         On April 17, 1998, Staff filed a report on Applicants proposed affiliate transactions. Staff recommended, among other things, that Applicants request for authority to transfer or assign up to $100 million of Delmarva systems real and personal property at net book value be denied unless Delmarva could demonstrate that such property has never been included in rate base in a Virginia jurisdictional cost of service study. Staff also recommended that the terms of the proposed Money Pool be modified unless Applicants could demonstrate that Delmarva's cost to participate is less than or equal Delmarva's stand alone cost.

         Delmarva filed comments to the Staff s report on May 22, 1998. In its comments, Delmarva provided quantitative information to demonstrate the expected overall savings through participation in the Money Pool. Delmarva estimated the Money Pool would produce labor savings of approximately $120,000 annually that would offset any increase in commitment fees. Delmarva also stated that its allocable share of the $560,000 Money Pool commitment fee was expected to be $143,360 instead of the $230,000 assumed in the Staff's Report.
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         Delmarva also took exception to other recommendations made by Staff.
Delmarva objected to any inclusion of language in a final order that would prohibit Delmarva from providing services to regulated and non-regulated Conectiv System companies without prior Commission approval. Delmarva also opposed Staff's proposed inclusion of language requiring that a separate application be filed with the Commission for the transfer of property included in rate base in a Virginia jurisdictional cost of service study to Conectiv Resource Partners.

         Delmarva objected to certain language being included that would require Commission approval for "any" change in terms and conditions of the proposed service agreement between Delmarva and Conectiv Resource Partners and suggested that, if such language were included, the word "material" be inserted after the word "any". As an alternative, Delmarva proposed that a provision be added in the final order that would allow Delmarva to report "any" service agreement change in its annual Affiliates Report.

         Finally, Delmarva opposed Staff s comments allowing in cost of service "only such costs that would have been incurred by Delmarva if it had not been reorganized as part of a holding company structure." Delmarva stated that it would be inconsistent to include a provision that would purport to limit the Commission's discretion in future Delmarva rate cases. According to Delmarva, the Staff and other parties would have ample opportunity in a rate case proceeding to review all costs thought to be unreasonable.

         NOW THE COMMISSION, upon consideration of the application and representations of Applicant and having been advised by its Staff, is of the opinion and finds that the above described transactions do not appear to be detrimental to the public interest. We are, therefore, of the opinion that the application should be approved subject to the conditions detailed herein. Although we will approve the application, as modified, we note that Staff's report states that the
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Applicants appear to have violated the prior approval requirement of the
Affiliates Act with respect to Delmarva's use of Conectiv s credit facility for back-up support to issue commercial paper. In view of such allegation, Delmarva should be aware that the authority granted herein does not extend to prior use of such credit facility and that the Commission Staff may decide to seek enforcement action with regard to this matter. Accordingly,

         IT IS ORDERED THAT:

         1) Pursuant to Section 56-77 of the Code of Virginia, Delmarva Power & Light Company is hereby authorized to enter into a service agreement with a soon to be formed mutual service company (tentatively named "Conectiv Resource Partners"), subject to the terms and conditions described herein.

         2) Commission approval shall be required for any changes in terms and conditions of the service agreement relative to service/goods being offered, pricing, and cost allocation methodology.

         3) Delmarva Power & Light Company shall adhere to the provisions of Section 56-77 of the Code of Virginia before executing any contracts, agreements or amendments in the future.

         4) The approval granted herein shall have no ratemaking implications.

         5) The approval granted herein shall not preclude the Commission from exercising the provisions of Sections 56-78 and 56-80 of the Code of Virginia hereafter.

         6) The Commission, pursuant to Section 56-79 of the Code of Virginia, reserves the right to examine the books and records of any affiliate in connection with the authority granted herein whether or not such affiliate is regulated by this Commission.
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         7)      Where services are not tariffed, to ensure that the service agreement continues to be in the public interest, Delmarva Power & Light Company shall price services that it provides to non-regulated affiliates at the greater of market or cost, plus a reasonable return, and services it receives from a non-regulated affiliate shall be priced at the lower of market or cost, plus a reasonable return. Services provided to Delmarva Power & Light Company from a regulated affiliate and services received by a regulated affiliate from Delmarva Power & Light Company shall be priced at cost.

         8) Delmarva Power & Light Company shall include in all general rate proceedings and Annual Informational Filings evidence that the pricing policy stated herein has been followed.

         9) Delmarva Power & Light Company will not assert, in any future proceeding, that the Commission's ratemaking authority is preempted by federal law with respect to Virginia's retail ratemaking treatment of any charges from any affiliate to Delmarva Power & Light Company or from Delmarva Power & Light Company to any affiliate.

         10) The transfer or assignment by Delmarva Power & Light Company, after the Merger, of real and personal property to Conectiv Resource Partners or other Conectiv System companies for use by Conectiv Resource Partners at the then-current net book value (if any) and not exceeding an aggregate Delmarva system-wide amount of $100 million is denied, without prejudice. If upon subsequent showing the Company can assure the Commission that such property has never been included in rate base in a Virginia jurisdictional cost of service study reconsideration will be given to this request. If such property has been included in rate base in a Virginia jurisdictional cost of service study, Commission approval of its transfer is required in accordance with Section 56-77 of the Code of Virginia.
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         11)     Delmarva Power & Light Company is hereby granted authority to issue and sell to Conectiv, Inc., the remaining unissued securities authorized by prior Commission Order entered May 23, 1997, in Case No. PUF970008.

         12) The interest rate on any Debt Securities issued to Conectiv, Inc., under the authority in ordering paragraph 11) shall be (i) the lower of Conectiv's rate, including issuance costs, on long-term debt issued in the prior quarter or (ii) the yield published in Standard & Poor's Credit Week for "A" rated long-term debt securities of similar maturities issued by U.S. Energy and Water utility companies at the time such Debt Securities are issued.

         13) Any Securities issued to Conectiv, Inc., pursuant to the authority granted in ordering paragraph 11), shall be subject to the reporting requirements established in Case No. PUF970008.

         14) Delmarva Power & Light Company is hereby granted authority to participate in the proposed Money Pool up to the same aggregate short-term debt limit of $275,000,000 through the period ending December 31, 1999, as authorized in Case No. PUF960022.

         15) Delmarva Power & Light Company's authority to borrow through the Money Pool shall be limited to borrowings that can be achieved with interest rates equal to or lower than Delmarva Power & Light Company's own commercial paper or bid note borrowing for the same maturity.

         16) Delmarva Power & Light Company's participation in the Money Pool shall be subject to the same reporting requirements for short-term debt in Case No. PUF960022.

         17) The transfer of Delmarva Power & Light Company's direct subsidiaries by means of a dividend of the common stock to Conectiv, Inc., after the Merger appears to be reasonable.
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         18)     Delmarva Power & Light Company shall file an annual Report of
Affiliate Transactions Undertaken with Other Regulated Affiliates with the Director of Public Utility Accounting of the Commission by no later than May 1 of each year, for the preceding calendar year, beginning May 1, 1999. Such report shall include the following information: 1) affiliate's name; 2) description of transactions; 3) total dollar value (cost) of transactions identified by department and/or functional category; 4) component cost of each category of transactions where service are provided to an regulated affiliate;
5) comparable market values of each category of transactions where services are provided to an regulated affiliate; 6) comparable market values where services are received from an regulated affiliate; 7) allocation bases/factors for allocated costs; and 8) explanation of any variances by department/functional group greater than 10% of the prior year s amount.

         19) Delmarva Power & Light Company shall file an Annual Report of Affiliated Transactions Undertaken with Non-Regulated Affiliates, either on a direct basis or through Conectiv Resource Partners, with the Director of Public Utility Accounting by no later than May 1 of each year, for the preceding year, beginning May 1, 1999. Such report shall include the following information: 1) non-regulated affiliate's name; 2) description of transactions; 3) total dollar value (cost) of transactions identified by department and/or functional category; 4) component costs of each category of transactions where services are provided to an non-regulated affiliate; 5) profit component of each category of transactions where services are provided to an non-regulated affiliate; 6) comparable market values of each category of transactions where services are provided to an non-regulated affiliate; 7) comparable market values where services are received from an non-regulated affiliate; and 8) explanation of any variances by department/functional group greater than 10% of the prior year's amount.

         20) Such reports shall include all agreements with affiliates regardless of the amount involved and shall supersede all other affiliate reporting requirements previously ordered.

         21) The Director of Public Utility Accounting may grant an extension for filing such annual reports where deemed appropriate.

         22) If Annual Informational and/or General Rate Case Filings are not based on a calendar year, then Delmarva Power & Light Company shall include the affiliate information contained in the Annual Report of Affiliate Transactions in such filings.

         23) The Commission reserves the right to exclude any merger costs included in Delmarva Power & Light Company's jurisdictional cost of service study.

         24) There appearing nothing further to be done in this matter, the same be, and it hereby is, dismissed.

         AN ATTESTED COPY hereof shall be sent to Applicant, care of Mr. Peter
F. Clark, Assistant General Counsel, Delmarva Power, 800 King Street, P.O. Box 231, Wilmington, DE 19899; and to the Divisions of Public Utility Accounting and Economics & Finance of the Commission.

                                         /s/ William J. Bridge
                                               Clerk of the
                                    State Corporation Commission